UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 26, 2003

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number:   1-8089

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danaher Corporation & Subsidiaries Retirement and Savings Plan;
Danaher Corporation & Subsidiaries Savings Plan;

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006-1813
(202) 828-0850

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

Audited Financial Statements and Supplemental Schedule

Periods ended December 26, 2003 and 2002 with Report of Independent Registered Public Accounting Firm

Danaher Corporation & Subsidiaries Savings Plan

Audited Financial Statements and Supplemental Schedule

Periods ended December 26, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Plan Administrator
Danaher Corporation & Subsidiaries Savings Plan

We have audited the accompanying statements of net assets available for benefits and the supplemental schedule of the Danaher Corporation & Subsidiaries Savings Plan as of December 26, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 26, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedule are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Fidelity Management Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2002 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 4, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 26, 2002.  The form and content of the information included in the 2002 financial statements, other than that derived from the information certified by the trustee have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 26, 2003, and changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan’s financial statements as of and for the year ended December 26, 2003, was made for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 26, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 26, 2003, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP
Baltimore, Maryland
June 22, 2004

Danaher Corporation & Subsidiaries Savings Plan

Statements of Net Assets Available for Benefits

December 26, 2003 and 2002

	2003	2002

Investments, at fair value	$749,013,877	$614,575,050
Participant loans	17,337,527	17,810,453

Receivables:
Participant contributions	2,693,203	2,908,564
Employer contributions	887,174	987,616
Total receivables	3,580,377	3,896,180

Administrative expenses payable	(20,434)	—
Net assets available for benefits	$769,911,347	$636,281,683

See accompanying notes.

Danaher Corporation & Subsidiaries Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 26, 2003

Additions
Contributions:
Participant	$44,843,555
Employer	13,822,483
Rollovers	10,298,628
Total contributions	68,964,666

Interest and dividend income	14,821,197
Net realized and unrealized appreciation in fair value of investments	102,815,533
Total additions	186,601,396

Deductions
Benefit payments	61,842,658
Administrative expenses	346,729
Total deductions	62,189,387

Net increase prior to plan transfers	124,412,009

Net transfers into plan	9,217,655

Net increase	133,629,664

Net assets available for benefits:
Beginning of year	636,281,683
End of year	$769,911,347

See accompanying notes.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements

December 26, 2003

1. Description of the Plan

The Danaher Corporation & Subsidiaries Savings Plan (the Plan) was established for certain employees, effective November 30, 2002. Prior to November 30, 2002, these employees participated in the Danaher Corporation and Subsidiaries Retirement and Savings Plan. Plan participants should refer to the formal legal documents of the Plan and Summary Plan Description for full explanation of all limitations, adjustments and special cases in the Plan. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company.

On December 20, 2002, the GLI International, Inc. 401(k) Plan was merged into the Plan. On December 26, 2002, the Reliable Power Meters, Inc. 401(k) Profit Sharing Plan and the Hydrolab Corporation 401(k) Plan were merged into the Plan. These plan mergers occurred subsequent to and as a result of Danaher Corporation’s (hereafter, the Company) acquisition of the above mentioned companies.

On July 1, 2003, the Orbisphere Laboratories Overseas 401(k) Plan and the Environmental Test Systems, Inc. 401(k) Plan were merged into the Plan.  On September 30, 2003, the Willett America, Inc. 401(k) Savings Plan and the Raytek, Inc. 401(k) Plan were merged into the Plan.

Contributions

Eligible employees may contribute up to 20% of their compensation (subject to annual maximums), and the Company matches contributions equal to 50% of the first 6% of the compensation contributed by the employee. Employees are eligible for Company match contributions upon completion of 13 months of service.

Employees become fully vested with respect to the employer contributions upon completion of three years of service. Employee contributions and the earnings or losses thereon are fully vested at all times.

Distributions

A participant who attains normal retirement age shall be entitled to payment of the balance in their accounts. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions upon reaching the age of 70 ½.

A participant who has become totally and permanently disabled shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account within a reasonable period of time after their death.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested accounts.

Withdrawals

The plan administrator may permit a participant to make a withdrawal from his account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship or the amount unavailable from resources of the participant.  Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.

Participant Loans

A participant may receive a loan from the Plan in accordance with policy established by the Plan administrator. Any such loan or loans shall not exceed the lesser of an amount equal to a percentage of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The plan administrator shall establish the maximum period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within 54 months. The plan administrator may require loan payments to be made on a payroll deduction basis.

Participant Accounts

Each participant account is credited with the participant’s contributions, any employer discretionary contributions and an allocation of Plan earnings or losses, and is charged with an allocation of administrative expenses, if any, incurred by the Plan. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeited Accounts

At December 26, 2003 and 2002, forfeited nonvested accounts totaled $1,516,907 and $140,004, respectively. These amounts will be used to reduce future employer matching contributions.

Termination of the Plan

Although the Company, as the Plan’s sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the accounts of participants as of the date of termination shall immediately become non-forfeitable.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Expenses pertaining to the administration of the Plan are paid by the Plan.

Benefits Paid to Participants

Benefits payments are recorded when paid by the Plan. Upon termination of service, a participant is entitled to receive a lump sum amount equal to the vested value of his or her account.

Investments

Investments are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

The Fidelity MIP II Fund (MIP II), has underlying investments in guaranteed investment contracts (GICs), investment contracts issued by commercial banks, synthetic GICs and cash equivalents. The MIP II Fund is recorded at market value, as determined by the trustee.

Participant loans are valued at their outstanding balances, which approximate fair value.

3. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated October 29, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. Investments

The fair value of investments representing 5% or more of the Plan’s net assets as of December 26, 2003 and 2002 is as follows:

	2003	2002

Danaher Corporation Stock Fund	$122,004,218	$93,688,937
Fidelity Asset Manager Fund	60,511,621	53,062,192
Fidelity Equity Income Fund	63,493,040	47,675,936
Fidelity Low-Priced Stock Fund	47,356,482	(less than 5%	)
Fidelity Magellan Mutual Fund	160,171,378	131,145,003
Fidelity MIP II Fund	147,055,581	144,223,715
Fidelity Retirement Money Market Fund	47,135,906	46,210,796

For the year ended December 26, 2003, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in fair value by $102,815,533 as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments

Danaher Corporation Stock Fund	$33,220,084
Fidelity Asset Manager Fund	6,627,167
Fidelity Diversified International Fund	2,253,683
Fidelity Equity Income Fund	11,062,111
Fidelity Low-Priced Stock Fund	10,777,051
Fidelity Magellan Mutual Fund	26,979,906
Franklin Small Cap Growth Fund I – Class A	4,564,651
Janus Worldwide Fund	4,763,470
PIMCO Total Return Fund	129,098
Spartan U.S. Equity Index Fund	2,438,312
$102,815,533

5. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Additionally, as of December 26, 2003 and 2002, the Plan was invested in 1.5 million and 1.4 million shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund. During the year ended December 26, 2003, the Plan received $142,054 of dividends on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 26 2003

Net assets available for benefits per the financial statements	$769,911,347
Deemed distributions with no post-default payment activity	(503,358)
Net assets available for benefits per the Form 5500	$769,407,989

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 26 2003

Benefits paid to participants per the financial statements	$61,842,658
Loan defaults previously deemed distributed that reached a distributable event	(135,041)
Corrective distributions	(11,821)
Benefits paid to participants per the Form 5500	$61,695,796

Supplemental Schedule

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-19995548; Plan No.: 004

Schedule H, Line 4i –
Schedule of Assets (Held at End of Year)

December 26, 2003

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value

*Fidelity Retirement Money Market Fund	Money market	**	$47,135,906

*Fidelity MIP II Fund	Common/collective trust	**	147,055,581

*Danaher Corporation Common Stock	Unitized stock fund	**	122,004,218

*Fidelity Asset Manager Fund	Mutual fund	**	60,511,621
*Fidelity Diversified International Fund	Mutual fund	**	11,334,715
*Fidelity Equity Income Fund	Mutual fund	**	63,493,040
*Fidelity Low-Priced Stock Fund	Mutual fund	**	47,356,482
*Fidelity Magellan Mutual Fund	Mutual fund	**	160,171,378
Franklin Small Cap Growth Fund I – Class A	Mutual fund	**	21,313,040
Janus Worldwide Fund	Mutual fund	**	27,580,440
PIMCO Total Return Fund	Mutual fund	**	25,967,102
*Spartan U.S. Equity Index Fund	Mutual fund	**	15,090,354

*Participant loans	Interest rates range from 5% to 11% with maturity at various dates	**	17,337,527
Total investments			$766,351,404

 *      Indicates a party-in-interest to the plan.

** Historical cost is not required to be presented, as all investments are participant-directed.

DANAHER CORPORATION & SUBSIDIARIES
RETIREMENT AND SAVINGS PLAN

Audited Financial Statements and Supplemental Schedules

Years ended December 26, 2003 and 2002 with Report of Independent Registered Public Accounting Firm

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Audited Financial Statements and Supplemental Schedules

Years ended December 26, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Plan Administrator
Danaher Corporation & Subsidiaries
Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits and the supplemental schedules of the Danaher Corporation & Subsidiaries Retirement and Savings Plan as of December 26, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 26, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Fidelity Management Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2002 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 4, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 26, 2002.  The form and content of the information included in the 2002 financial statements, other than that derived from the information certified by the trustee have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 26, 2003, and changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan’s financial statements as of and for the year ended December 26, 2003, was made for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 26, 2003 and the schedule of non-exempt transactions for the year ended December 26, 2003 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 26, 2003, and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP
Baltimore, Maryland
June 22, 2004

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 26
	2003	2002
Assets
Investments, at fair value	$43,483,047	$41,092,392
Participant loans	2,059,262	2,264,737

Receivables:
Participant contributions	131,550	173,952
Employer contributions	49,312	57,642
Total receivables	180,862	231,594
Administrative expenses payable	(2,547)	—
Net assets available for benefits	$45,720,624	$43,588,723

See accompanying notes.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 26, 2003

Additions
Contributions:
Participant	$2,429,123
Employer	378,629
Rollovers	137,115
Total contributions	2,944,867

Interest and dividend income	1,033,960
Net realized and unrealized appreciation in fair value of investments	4,988,333
Total additions	8,967,160

Deductions
Benefit payments	3,695,670
Administrative expenses	76,776
Total deductions	3,772,446

Net increase prior to plan transfers	5,194,714

Net transfers from plan	(3,062,813)

Net increase	2,131,901

Net assets available for benefits:
Beginning of year	43,588,723
End of year	$45,720,624

See accompanying notes.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements

December 26, 2003

1. Description of Plan

The Danaher Corporation & Subsidiaries Retirement and Savings Plan (the Plan) was established for certain employees effective December 1, 1986. Plan participants should refer to the formal legal documents of the Plan and Summary Plan Description for full explanation of all limitations, adjustments and special cases in the Plan. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company.

On December 27, 2001, the Anatel Corporation 401(k) Profit Sharing Plan and the Hecon Corporation Savings and Investment Plan were merged into the Plan. On January 2, 2002, the Hart Scientific, Inc. 401(k) Plan was merged into the Plan. On June 28, 2002, the Setra Systems, Inc. Cash & Deferred Profit Sharing Plan was merged into the Plan. On July 8, 2002, the Microtest, Inc. 401(k) Plan was merged into the Plan. These plan mergers occurred subsequent to and as a result of Danaher Corporation’s (hereafter, the Company) acquisition of the above mentioned companies.

On November 30, 2002, all non-union participants became participants in the Danaher Corporation & Subsidiaries Savings Plan and related account balances were transferred out of the Plan in December 2002 accordingly. The remaining related balances were transferred in 2003.

Contributions

Eligible employees may contribute up to 20% of their compensation (subject to annual maximums), and the Company matches contributions equal to 50% of the first 6% of the compensation contributed by the employee. Employees are eligible for company match contributions upon completion of 13 months of service.

Employees become fully vested with respect to the employer contributions upon completion of three years of service. Employee contributions and the earnings thereon are fully vested at all times.

Distributions

A participant who attains normal retirement age shall be entitled to payment of the balance in their accounts. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions upon reaching the age of 70 ½.

A participant who has become totally and permanently disabled shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account within a reasonable period of time after their death.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested accounts.

Withdrawals

The plan administrator may permit a participant to make a withdrawal from his account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship or the amount unavailable from resources of the participant.  Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.

Participant Loans

A participant may receive a loan from the Plan in accordance with policy established by the plan administrator. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The plan administrator shall establish the maximum period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within 54 months. The plan administrator may require loan payments to be made on a payroll deduction basis.

Participant Accounts

Each participant account is credited with the participant’s contributions, any employer discretionary contributions and an allocation of Plan earnings and losses, and is charged with an allocation of administrative expenses, if any, incurred by the Plan. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeited Accounts

At December 26, 2003 and 2002, forfeited nonvested accounts totaled $13,158 and $2,583,949, respectively. These accounts will be used to reduce future employer contributions.

Termination of the Plan

Although the Company, as the Plan’s sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the accounts of participants as of the date of termination shall immediately become nonforfeitable.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Expenses pertaining to the administration of the Plan are paid by the Plan.

Benefits Paid to Participants

Benefits payments are recorded when paid by the Plan. Upon termination, a participant is entitled to receive a lump-sum amount equal to the vested value of his or her account.

Investments

Investments are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

The Fidelity MIP II Fund (MIP II), has underlying investments in guaranteed investment contracts (GICs), investment contracts issued by commercial banks, synthetic GICs and cash equivalents. The MIP II Fund is recorded at market value, as determined by the trustee.

Participant loans are valued at their outstanding balances, which approximate fair value.

3. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated January 14, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. Investments

The fair value of investments representing 5% or more of the Plan’s net assets is as follows:

	December 26
	2003	2002

Danaher Corporation Stock Fund	$7,457,035	$5,899,968
Fidelity Asset Manager Fund	2,524,974	2,266,727
Fidelity Equity Income Fund	4,798,993	3,785,408
Fidelity Magellan Mutual Fund	6,211,114	5,112,193
Fidelity MIP II Fund	11,901,679	11,814,236
Fidelity Retirement Money Market Fund	5,782,811	8,467,802

During 2003, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in fair value by $4,988,333 as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments

Danaher Corporation Stock Fund	$2,007,847
Fidelity Asset Manager Fund	272,669
Fidelity Diversified International Fund	18,992
Fidelity Equity Income Fund	858,112
Fidelity Low-Priced Stock Fund	347,377
Fidelity Magellan Mutual Fund	1,050,197
Franklin Small Cap Growth Fund I – Class A	153,671
Janus Worldwide Fund	231,063
PIMCO Total Return Fund	7,204
Spartan U.S. Equity Index Fund	41,201
$4,988,333

5. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Additionally, as of December 26, 2003 and 2002, the Plan was invested in 94,162 and 88,389 shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund. During the year ended December 26, 2003 and the period ended December 26, 2002, the Plan received $1,817 and $131,403 of dividends, respectively, on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 26 2003

Net assets available for benefits per the financial statements	$45,720,624
Deemed distributions with no post-default payment activity	(281,429)
Net assets available for benefits per the Form 5500	$45,439,195

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 26 2003

Benefits paid to participants per the financial statements	$3,695,670
Loan defaults previously deemed distributed that reached a distributable event	(30,039)
Benefits paid to participants per the Form 5500	$3,665,631

Supplemental Schedules

Danaher Corporation & Subsidiaries Retirement and Savings Plan

EIN: 59-19995548;  Plan No.: 001

Schedule H, Line 4i –
Schedule of Assets (Held at End of Year)

December 26, 2003

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value

*Fidelity Retirement Money Market Fund	Money market	**	$5,782,811

*Fidelity MIP II Fund	Common/collective trust	**	11,901,679

*Danaher Corporation Common Stock	Unitized stock fund	**	7,457,035

*Fidelity Asset Manager Fund	Mutual fund	**	2,524,974
*Fidelity Diversified International Fund	Mutual fund	**	64,782
*Fidelity Equity Income Fund	Mutual fund	**	4,798,993
*Fidelity Low-Priced Stock Fund	Mutual fund	**	1,579,101
*Fidelity Magellan Mutual Fund	Mutual fund	**	6,211,114
Franklin Small Cap Growth Fund I – Class A	Mutual fund	**	629,815
Janus Worldwide Fund	Mutual fund	**	1,433,948
PIMCO Total Return Fund	Mutual fund	**	931,859
*Spartan U.S. Equity Index Fund	Mutual fund	**	166,936

*Participant loans	Interest rates range from 5% to 11% with maturity at various dates	**	2,059,262
Total investments			$45,542,309

 *      Indicates a party-in-interest to the plan.

**  Historical cost not required to be presented, as all investments are participant-directed.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

EIN: 59-19995548; Plan No.: 001

Schedule G, Part III –
Non-Exempt Transactions

December 26, 2003

Identity or Party Involved	Relationship to Plan, Employer or Other Party-In-Interest	Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value of Assets

Danaher Corporation	Plan Sponsor	Failure to timely remit participant deferrals for the month of November 2003.	$170

Note: Lost investment earnings will be allocated to affected participant accounts.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Danaher Corporation & Subsidiaries Retirement & Savings Plan trustee or other person who administers the Plan have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN

By: DANAHER CORPORATION, Plan Sponsor

Date: June 23, 2004	By:	/s/ Patrick W. Allender
Patrick W. Allender
Executive Vice President — Chief Financial
Officer and Secretary

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Danaher Corporation & Subsidiaries Savings Plan trustee or other person who administers the Plan have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

By: DANAHER CORPORATION, Plan Sponsor

Date: June 23, 2004	By:	/s/ Patrick W. Allender
Patrick W. Allender
Executive Vice President — Chief Financial
Officer and Secretary

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, independent auditors